Exhibit 99.1

BROOGE ENERGY LTD ANNOUNCES TECHNICAL STUDIES FOR REFINERY AND PHASE III OIL STORAGE TERMINALS

Technical Advisor in FEED Study, MUC, was the firm that designed the Phase I and II facilities
Upon completion of Phase III, Brooge Energy may reach up to 4,500,000 m3 of storage capacity

NEW YORK, April 22, 2020 (GLOBE NEWSWIRE) -- Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), announced today that it has appointed MUC Oil & Gas Engineering Consultancy (“MUC”) to complete the basic design for a 180,000 bpd refinery and Front End Engineering Design (FEED) study for its planned Phase III oil storage terminals in Fujairah.

The studies, which are expected to be completed within three months, will develop all necessary technical definition, cost and schedule estimates for the proposed Phase III facility. Brooge Energy believes that, upon completion, the Phase III facility can add an additional storage capacity ranging from 2,100,000 m3 up to 3,500,000 m3 of fuel oil, clean products and crude oil. 3,500,000 m3 equates to approximately three and half times the size of its projected post-Phase II capacity of 1,000,585 m3. The Company also aims to include a refinery of up to 180,000 bpd. The layouts and refining capacity are expected to be finalized upon FEED Study completion.

“This is a major milestone in the development of the project,” said Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC. “MUC is the same technical advisor that designed the facilities for our Phase I and Phase II terminals and we are pleased to partner with them again to advance our plans to develop our Phase III facility, using the same award-winning technology, technical features and tank diversification as used in Phase I and Phase II. We believe this expansion would, upon completion, make us the largest independent oil storage and service provider in Fujairah.”

BPGIC is a key independent storage provider in Fujairah, UAE, conveniently situated in the East-coast port of Fujairah on the Gulf of Oman, which owns capacity to store Clean Petroleum Products and Fuel Oil using some of the latest technology to maximize company performance and efficiency, while reducing operating costs. Through the development of its Phase II and Phase III facilities, it is also building capacity to store crude oil using similar technology.

About Brooge Energy Limited

Brooge Energy, formerly known as Brooge Holdings, conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Phase III FEED study; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto / Elizabeth Barker
+1 212-896-1254 or +1 212-896-1203
BROG@kcsa.com